UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 22, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 22, 2004

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

METALLURGICAL SAMPLES FOR FEASIBILITY STUDIES SHIPPED FROM
PEBBLE GOLD-COPPER-MOLYBDENUM DEPOSIT, ALASKA

November 22, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX: NAK) is pleased to announce that approximately 85 tons of samples from 27 recently-completed PQ (3.35-inch diameter) and HQ (2.5-inch diameter) drill holes in the Pebble gold-copper molybdenum deposit have been shipped to SGS Lakefield Research Limited ("Lakefield") in Ontario, Canada for metallurgical test work. The core logging and staging site is located south of the Pebble Property near Iliamna in southwestern Alaska. A photograph of the samples at the staging site is posted on the Company's website.

Lakefield is one of the world's pre-eminent metallurgical laboratories for the determination of production-scale mill design criteria. At Lakefield's research facilities, the drill core will be prepared into a number of composite samples for testing variability in the crushing, grinding and processing properties of the mineralization and different rock types in the Pebble deposit. These composites will be selected to accurately define the metallurgical variances across the deposit in rock masses of sufficient tonnage to impact daily, monthly and yearly production schedules. These detailed studies will provide a thorough understanding of the Pebble deposit in terms of power requirements for crushing and grinding as well as the expected metal recoveries and product quality during flotation. All reject products from the process will be characterized for the most suitable manner of disposal so that appropriate conventional waste management facilities can be designed.

The Company's metallurgical consultants assessed the amount of material required for the planned test work. The 85 tons of material shipped is considered to be an adequate tonnage to allow for accurate definition of the metallurgical characteristics of the Pebble deposit and will permit the metallurgical testing to closely resemble what would be encountered in the actual full-scale operation.

These metallurgical studies are part of ongoing testing of drill core material that has been underway since mid 2004. Work on the new composite samples will commence upon receipt by Lakefield, and is expected to continue through the first quarter of 2005. Planning and design of the crushing and grinding circuits for the Project is being directed by Mr. Derek Barratt, P.Eng., and development of the flotation process is under the direction of Dr. Morris Beattie, P.Eng., both of whom are Qualified Persons as defined under National Instrument 43-101.

For further details on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.